PRESS RELEASE	May 30, 2007

Syneron to Present at Bank of America Health Care Conference

Yokneam, Israel – May 30, 2007 – Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elōs™ combined-energy medical aesthetic devices, announced today that Syneron CEO Doron Gerstel will participate in the 2007 Bank of America Healthcare Conference on Thursday, May 31, 2007 in Las Vegas.  Syneron is scheduled to present at 5:20 p.m. PST.

The presentation will be web cast live over the Internet and can be accessed through the investor section on the Syneron's Web site at www.syneron.com.  Please go to the Web site a few minutes early, as it may be necessary to download audio software to hear the presentation.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) develops, manufactures and distributes medical aesthetic devices that are powered by elōs, the combined-energy technology of bi-polar radio frequency and light. The company's innovative elōs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

For more information, please contact:

•	Fabian Tenenbaum, CFO, +1-866-259-6661, email: fabiant@syneron.com
•	Judith Kleinman, VP Investor Relations, +972-732-44-2282, email: ir@syneron.com

Syneron, the Syneron logo, and elōs are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elōs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.